K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 20, 2026
FILED VIA EDGAR
Min S. Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761)
--Neuberger International Core Equity ETF
--Neuberger International Core Equity Premium Income ETF
Dear Mr. Oh:
This letter responds to your comments, discussed in our telephone conversations on January 15, 2026, February 13, 2026 and February 19, 2026, regarding your review of Post-Effective Amendment No. 41 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger International Core Equity ETF (“International Core Equity ETF”) and Neuberger International Core Equity Premium Income ETF (the “International Core Equity Premium ETF”).  We expect to file Post-Effective Amendment No. 43 on February 20, 2026, which will go effective on February 21, 2026, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Each of your comments is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by a Fund in the Registration Statement.  Per our telephone conversation, this letter is being provided to you in connection with the filing of the Post-Effective Amendment No. 43.
General Comments
Comment 1: Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the Registration Statement.
Response: The Registrant acknowledges the Staff’s comment and confirms that the changes made to the Registration Statement as identified in this letter have been made to all similar disclosure in the Registration Statement.
Comment 2:  In the Fees and Expenses-Expense Example section of each Fund’s prospectus, please clarify the reference in the second sentence to “the Fund’s expenses were those in the table.”  Please clarify whether the language is referring to the Fund’s total annual operating expenses or its total annual operating expenses after fee waivers and/or expense reimbursement.
Response:  No change was made with respect to this comment.  However, the Registrant will consider the Staff’s comment during the Fund’s annual update to its registration statement and will determine whether any changes are warranted at that time.  The Registrant confirms that the expense example reflects the effect of any expense reimbursement or fee waiver arrangements for those periods for which such expense reimbursement or fee waiver arrangements are expected to continue in accordance with Instruction 4(a) to Item 3 of Form N-1A.

Mr. Min Oh
Division of Investment Management
Securities and Exchange Commission
February 20, 2026

International Core Equity ETF
Comment 3:  The third sentence of the first paragraph of the Principal Investment Strategies section of the Fund’s prospectus states the following: “…the Fund is not limited to investing in the equity securities of issuers in the Benchmark.”  Please disclose the estimated percentage up to which the Fund may invest in equity securities of issuers that are not included in its Benchmark.
Response:  The Registrant has removed that disclosure from the first paragraph of the Principal Investment Strategies section.  Please see comment 4 for the revised language.
Comment 4:  The last sentence of the first paragraph of the Principal Investment Strategies section of the Fund’s prospectus reflects that “The Fund considers developed markets as those that are classified as a developed market by a recognized independent index provider (e.g., MSCI or FTSE).”  Please provide the specific index to which you are referring.
Response:  The Registrant has replaced the aforementioned sentence with the following:

The Fund considered developed markets to be those classified as a developed market by the MSCI World ex USA Index (Net) (which includes both large cap and mid cap companies).
Comment 5:  In the fourth paragraph of the Principal Investment Strategies section of the Fund’s prospectus, please provide the additional disclosure required by Item 4(b) of Form N-1A and specifically provide the examples of environmental, social, and governance factors that are considered and the various scenarios that would take place should an issuer score poorly on any such factors.
Response:  No change was made in response to this comment.  The Registrant does not believe additional disclosure regarding any specific ESG factors is needed in the Principal Investment Strategies section.  There may not be financially material ESG factors for all investments and ESG factors are only one factor considered, and are not singularly determinative, for investment decisions.  However, the Registrant will continue to consider the adequacy of our disclosure.
Comment 6:  In the Principal Investment Risks-ETF Risk section of the Fund’s prospectus, please add disclosure clarifying that the risks apply to the Fund and any underlying ETFs that the Fund invests in.
Response:  The Registrant has revised the first sentence of the second paragraph under the “Other Investment Company Risk” section to clarify that investments in underlying ETFs are subject to ETF specific risks disclosed for the Fund:

An ETF is subject to ETF specific risks and may trade in the secondary market at a price below the value of its underlying portfolio, may not be liquid and may be halted by the listing exchange

Comment 7:  In the Principal Investment Risks-ETF Risk section of the Fund’s prospectus, confirm that Cash Transactions Risk should not be included.

Response:  The Registrant confirms that Cash Transactions Risk is not a principal investment risk of the Fund.
Comment 8:  The Principal Investment Risks section includes growth stock risk, securities lending risk, and value stock risk.  Please add disclosure to the Principal Investment Strategies section related to these risks.
Response:  Depending on market circumstances, the Fund may invest in growth and value stocks, accordingly, the Registrant believes that the inclusion of the growth and value risks are appropriate. However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted. The Registrant has removed the disclosure regarding securities lending risk.

Mr. Min Oh
Division of Investment Management
Securities and Exchange Commission
February 20, 2026

Comment 9:  In the Principal Investment Risks-REITs and Other Real Estate Companies Risk section, please clarify what other real estate companies refer to and add related disclosure to the Principal Investment Strategies.
Response:  The Registrant notes that the Fund may gain exposure to the real estate market through its direct investment in companies that are involved in the real estate market but are not REITs.  However, no change was made in response to this comment.  The Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.

Comment 10:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.  Specifically, in Item 9, please state the Fund’s objectives and provide an appropriate discussion of the Principal Investment Strategies section highlighted in Item 4 summary section.
Response:  No change was made with respect to this comment.  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9. Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 11:   In the Additional Information about Principal Investment Risks – Depositary Receipts Risk section, briefly discuss or expand on the different types of depositary receipts.
Response:  The Registrant has added the below risk disclosure to the Additional Information about Principal Investment Risks – Depositary Receipts Risk section:
Depositary Receipts Risk. Depositary receipts are certificates issued by a financial institution evidencing ownership of underlying foreign securities. Depositary receipts include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and International Depositary Receipts (“IDRs”). ADRs (sponsored or unsponsored) are receipts typically issued by a U.S. bank or trust company evidencing its ownership of the underlying foreign securities. EDRs are receipts issued by a European bank evidencing its ownership of the underlying foreign securities and are often denominated in a foreign currency. GDRs are receipts issued by either a U.S. or non-U.S. banking institution evidencing its ownership of the underlying foreign securities and are often denominated in U.S. dollars. IDRs are receipts typically issued by a foreign bank or trust company evidencing its ownership of the underlying foreign securities. While depositary receipts involve many of the same risks of investing directly in the underlying foreign securities, they may be less liquid and more volatile than investing directly in such securities. Depositary receipts are subject to the risk of fluctuation in the currency exchange rate if, as is often the case, the underlying foreign securities are denominated in foreign currency, and there may be an imperfect correlation between the market value of depositary receipts and the underlying foreign securities.  As a result, it is possible to pay either a premium or discount for a depositary receipt versus the value of the underlying foreign security. In addition, holders of depositary receipts may have limited or no rights, including voting rights, to take action with respect to the underlying securities or to compel the issuer of the receipts to take action. There is no guarantee that a financial institution will continue to sponsor a depositary receipt, or that a depositary receipt will continue to trade on an exchange, either of which could adversely affect the liquidity, availability and pricing of the instrument and may result in costs and delays in the distribution of the underlying foreign securities.
Comment 12:   In the second paragraph of the Appendix – Related Performance Information of Similar Accounts section, supplementally explain the basis for the Composite’s reduction in the number of accounts from three accounts to one account.
Response:  The Registrant confirms that the basis of the reduction in the number of accounts in the Composite from three accounts to one account is a result of the closing of those accounts since accounts will move in and out of the composite over time.
Comment 13:   Confirm that the performance calculated in the Appendix – Related Performance Information of Similar Accounts section is calculated in accordance with GIPS.
Response: The Registrant confirms that the performance information provided is calculated in accordance with GIPS.
Comment 14: In the fifth paragraph of the Appendix – Related Performance Information of Similar Accounts section, please consider revising the second sentence to clarify that the Fund’s return is reduced by the estimated total expense of the Fund and not just the management fee.  In addition, please consider revising the reference to the composite performance in the third sentence to conform to that of the description in the performance table.

Mr. Min Oh
Division of Investment Management
Securities and Exchange Commission
February 20, 2026

Response: The Registrant has revised the disclosure as follows:
Composite returns are presented in U.S. dollars and include the reinvestment of dividends and interest.  The Fund’s return will be reduced by the estimated total expenses of the Fund for its initial fiscal period as presented in the fee table included in this Prospectus, including management fees.  Composite (~~N~~net of ~~F~~fee) returns are the Gross of Fee returns reduced by estimated total expenses of the Fund for its initial fiscal period as presented in the fee table included in this Prospectus.  Periods greater than one year are annualized.  Actual expenses may vary among clients with the same investment strategy.
Comment 15:  In correspondence, please represent that the Fund will retain records necessary to support the presentation of prior related performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.
Response:  The Registrant confirms that the Fund will retain records necessary to support the presentation of prior related performance as required by the Investment Advisers Act of 1940, as amended, Rule 204-2(a)(16).
International Core Equity Premium ETF
Comment 16:  The Principal Investment Risks section includes risks related to swaps.  If applicable, please add disclosure regarding the Fund’s usage of swaps to the Principal Investment Strategies section.
Response:  The Registrant has removed the disclosure related to the risks of swaps from the Principal Investment Risks section.
Comment 17:  In the Principal Investment Risks-High Portfolio Turnover Risk section, confirm whether the last sentence should reflect capital gain distributions and taxes.
Response:  The Registrant has made the below change:
High Portfolio Turnover Risk. The Fund may engage in active and frequent trading and may have a high portfolio turnover rate, which may increase the Fund’s transaction costs, may adversely affect the Fund’s performance and may generate a greater amount of capital gain distributions and taxes to shareholders than if the Fund had a low portfolio turnover rate.
Comment 18:  In the Principal Investment Risks-Return of Capital section, we note that the Fund intends to make monthly distributions which may consist of return of capital.  Please consider the need for tailored risk and tax disclosure with respect to the accounting and tax treatment of the income generated from the options.  In correspondence, please discuss how you intend to communicate to shareholders the differences between income, capital gains and return of capital and, in particular disclosure regarding the Fund’s yield and distribution rate, among others, on the website.
Response:  The Registrant has revised the Principal Investment Risks-Return of Capital section as follows:
Return of Capital Risk. The Fund expects to make monthly distributions ~~of net investment income, if any~~ regardless of its performance and seeks to maintain relatively stable monthly distributions although the income earned by the Fund might vary from month-to-month. As a result, all or a portion of such distributions may represent a return of capital for tax purposes. ~~To the extent a Fund’s distributions exceed its earnings and profits in a tax year such distributions may be represent a return of capital for tax purposes.~~  A return of capital is generally tax-free to the extent of a shareholder’s basis in the Fund’s shares and reduces the shareholder’s basis in their shares and results in a higher capital gain or lower capital loss when the shares on which the return of capital distribution was received are sold. After a shareholder’s basis in the shares has been reduced to zero, return of capital distributions will be treated as gain from the sale of the shareholder’s shares. The Fund’s return of capital distributions are not derived from the net income or earnings and profits of the Fund. Shareholders should not assume that the source of distributions is from the net profits of the Fund. The character of the Fund’s distributions may change from month-to-month and there is no guarantee that they will be similar in the future.

Mr. Min Oh
Division of Investment Management
Securities and Exchange Commission
February 20, 2026

In addition, the Registrant has added the following to the Your Investment-Distributions and Taxes-Distributions section of the prospectus as follows:
Distributions — The Fund receives ordinary income generally in the form of dividends and/or interest on its investments. The Fund may also recognize ordinary income from other sources, including, but not limited to, certain gains on foreign currency-related transactions. The Fund also recognizes short-term capital gains from its option strategy. This income and gain, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid. If you are a taxable investor, distributions of net investment income generally are taxable as ordinary income to the extent of the Fund’s earnings and profits.
The Fund generally distributes net investment income, including short-term capital gains, if any, monthly and net realized long-term capital gains, if any, annually. Gains from foreign currency transactions, if any, are normally distributed in December. The Fund may make additional distributions, if necessary, to avoid federal income or excise taxes.  The Fund seeks to maintain relatively stable monthly distributions, although the amount of income earned by the Fund typically varies from period to period. Each month, the Fund determines the amount of distribution to pay based on a combination of expected premiums and gains (collectively referred to as “premiums”) from writing options, the portion of such premiums to be included in such distribution and the accrued interest from the Fund’s fixed income investments, net of expenses, during that period. The actual amount of the Fund’s income and short term capital gains is only determined at the end of its fiscal year, so amounts expected to be income and short-term capital gains in any month may be recharacterized as return of capital at the end of the year. As a result of such distribution strategy, the Fund’s distributions may exceed its earnings and profits in some tax years, and consequently, all or a portion of the distributions made for a taxable year may be characterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable but will reduce each shareholder’s cost basis in the Fund and result in a higher capital gain or lower capital loss when the Fund shares on which the distribution was received are sold. After a shareholder’s basis in the Fund shares has been reduced to zero, distributions in excess of earnings and profits will be treated as gain from the sale of the shareholder’s shares of the Fund.
The Registrant has also added the below to the sixth paragraph of the Your Investment-Distributions and Taxes-Distributions and Taxes- How distributions are taxed section of the prospectus as follows:
Because the Fund plans to make stable monthly distributions that are expected to vary from the Fund’s income and gain from period to period, the Fund’s distributions are expected to result in a return of capital in some or all tax years. Final determination of the nature of distributions for tax purposes cannot be made until after calendar year end and will be reported on Form 1099.
The Registrant also confirms that the Fund anticipates that it will publish on its website a monthly (subsidized and unsubsidized) 30 day SEC yield alongside a distribution rate.  The distribution rate will be accompanied by disclosure explaining how the distribution rate is calculated along with explanatory text regarding the potential character of the distribution, including information regarding the potential for return of capital in the distribution and related risks.  In addition, the Fund will provide links on the website to any Rule 19a-1 notices to shareholders that provide information on the estimates on the character of the distribution.
Statement of Additional Information (“SAI”) for Both Funds:
Comment 19:  With respect to each Fund’s fundamental policy on industry concentration, for securities of foreign governments, please clarify in the disclosure that investments in the sovereign debt of a single country are considered investments in a single industry for industry concentration purposes.
Response:  The Registrant believes the current disclosure in the SAI discussing a Fund’s fundamental policy on industry concentration does not indicate that securities of foreign governments or investments in the sovereign debt of a single country are exempt from being counted for purposes of determining compliance with the policy on industry concentration.  The Registrant confirms that while securities of foreign governments are not considered an industry, they will not be exempt from being counted for purposes of determining compliance with the policy on industry concentration.

Mr. Min Oh
Division of Investment Management
Securities and Exchange Commission
February 20, 2026

Supplemental Comments:
Supplemental Comment 1: With respect to the disclosure added to the Principal Investment Risks-Return of Capital section as shown in your response to Comment 18, please consider adding disclosure on the potential impacts to net asset value (“NAV”) associated with any return of capital. Specifically, that the payment of return of capital over time can cause the Fund’s NAV to erode, which could negatively impact the Fund’s ability to make distributions at similar levels in the future.
Response: No change was made with respect to this comment.  However, the Registrant will consider the Staff’s comment during the Fund’s annual update to its registration statement and will determine whether any changes are warranted at that time.
Supplemental Comment 2: With respect to your response in Comment 18 that the Fund will publish on its website a monthly distribution rate, if the distribution rate includes or reflects a material amount of return of capital, please tailor the narrative disclosure accompanying the distribution to clearly indicate that the distribution includes a material amount of return of capital rather than stating that the distribution “may” include a return of capital.
Response: The Registrant notes that the character of the Fund’s monthly distributions are estimates and are not final until the end of the year since it is only at the end of the year that the tax character of distributions is known.  In addition, there can be a difference between how estimates of distribution are reflected in Rule 19a-1 notices, which follow accounting rules, and the tax character of distributions determined at the end of the year.  As a result, the Registrant will clarify this on its website where it posts its Rule 19a-1 notices.  In addition, the Registrant will clarify that shareholders should refer to the Fund’s annual financial statements for historical information on the tax character of distributions, including what portion is ordinary income, long-term capital gain and return of capital.

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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.
Sincerely, Franklin Na